Filed by Roth CH Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40959

Subject Company: Roth CH Acquisition Co.

29th January 2025

Dear Sharon AI Inc. (“SharonAI”) Stockholders,

As we close out the first month of 2025, I couldn’t be more excited to provide this important update on the progress of Sharon AI.

AI/HPC Industry

The High-Performance Computing (“HPC”) and Artificial Intelligence (“AI”) industry is evolving and many of you may have seen President Trump’s recent Stargate Projectannouncement, which calls for a $500BN investment over four years in AI infrastructure with the goal of securing American leadership in AI. With Stargate participants including Softbank, NVIDIA, Microsoft, Arm, Oracle, OpenAI and MGX, we are excited about the opportunities this may create for SharonAI.

General Business Update

After our successful capital raise in Q4, 2024, we are happy to report several milestones for the business.

●	Sharon AI Public Cloud – in January we soft launched the Sharon AI Public Cloud, which is our proprietary automation and orchestration software platform. This platform enables customers to self-provision GPU instances, create virtual servers & containers and access our cloud storage product along with many other features, see here for more details.

●	Certified NVIDIA Could Partner (NCP) – we successfully became a certified NVIDIA DGX Cloud Partner in Q4, 2024. We now look forward to the planned scale up of our 1K GPU Cluster designed with next generation NVIDIA H200 GPU’s on Infiniband network, inside NEXTDC Limited Tier IV co-location data centers in Australia.

●	Texas Critical Data Centres LLC – we announced our 50/50 joint venture for the development of a 250MW Net-Zero Energy data center in Texas with New Era Helium Inc (NASDAQ:NEHC). The next step for this project is to finalise the longterm gas offtake agreement. The project benefits from not only being large-scale, but also from the potential for low-cost, net-zero energy as well as longterm energy price stability – making the project strategically well positioned to address the rising energy demands of AI/HPC training & inference workloads.

Merger with Roth CH Acquisition Corp

This week we signed a Business Combination Agreement (BCA) with Roth CH Acquisition Co. (OTC Markets:USCTF) (“Roth CH”). The key features of the transaction are:

●	The transaction is based on a $65mm enterprise value of SharonAI (equating to a $70mm equity value assuming $5mm of cash).

●	Sharon AI stockholders will receive approximately 454.46 Roth CH shares for each Sharon AI share they hold, and based on the enterprise and equity values, this implies a pro forma US$0.12 per share of Roth CH.

●	Appointment of Craig-Hallum Capital Group LLC (“Craig Hallum”) in conjunction with Roth Capital Partners LLC (“Roth”) as financial advisors to the group.

●	If the merger is completed successfully, we plan to pursue an uplisting to NASDAQ as soon as possible, subject to SEC and NASDAQ requirements.

●	Sharon AI board to replace the current Roth CH board, and Craig-Hallum/Roth to appoint an additional board member.

●	The combined entity will be renamed SharonAI Holdings Inc. at closing.

●	There is not expected to be any lockup for most SharonAI stockholders, but the co-founders and senior management have agreed to a voluntary lockup of their stock, representing over 35% of the shares on issue.

Next Steps for Stockholders

We will be providing further updates to stockholders in the coming weeks and months, and near-term will be sending you information pertaining to the following:

●	Stockholder confirmations – we will send a link to all stockholders to make confirmations and declarations with respect to your stock holdings. We will at the same time ask you to confirm your registration details are correct to avoid any issues in the future.

●	S4 registration statement – Roth CH will prepare and file a registration statement on Form S-4 to act as a proxy for its meeting of shareholders to approve the transaction and to register the Roth CH shares to be issued to Sharon AI stockholders upon completion of the transaction, if completed.

●	Stockholder consents (vote) for the transaction – there will also be a Sharon AI stockholder vote required to approve the transaction.

We would appreciate it if stockholders could promptly respond to all communications to ensure that we don’t delay this process.

With the appointment of Craig-Hallum and Roth as advisors to the group, we are looking at how we accelerate the business expansion.

Please feel free to reach out to me with any questions at wolf@sharonai.com.

Regards,

Wolf Schubert
CEO & President
Sharon AI Inc.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Roth CH and Sharon AI (the “Proposed Transaction”), Roth CH (or a subsidiary of Roth CH) intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Roth CH. This letter is not a substitute for the registration statement or for any other document that Roth CH may file with the SEC in connection with the Proposed Transaction. SHARON AI AND ROTH CH URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROTH CH, SHARON AI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Roth CH communicates with investors and the public using its website (www.RothCH.com), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Roth CH, Sharon AI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Roth CH’s directors and executive officers including a description of their interests in Roth CH is included in Roth CH’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This letter contains forward-looking statements that are not historical facts. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Roth CH’s or Sharon AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transaction; expectations regarding the use of capital resources, including the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; and the expected trading of the combined company’s stock. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Roth CH and Sharon AI to consummate the transactions contemplated by the Proposed Transaction; risks related to Roth CH’s and Sharon AI’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Roth CH’s or Sharon AI’s business relationships, operating results and business generally; costs related to the business combination; the outcome of any legal proceedings that may be instituted against Roth CH, Sharon AI, or any of their respective directors or officers related to the business combination agreement or the transactions contemplated thereby; the ability of Roth CH or Sharon AI to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of Roth CH and Sharon AI will be successful; legislative, regulatory, political and economic developments; and additional risks described in the “Risk Factors” section of Roth CH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and neither Roth CH nor Sharon AI undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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